Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GlobeImmune, Inc.:

We consent to the use of our report dated July 17, 2012, except as to note 7, which is as of August 16, 2012, and notes 3(c) and 11, which are as of September 4, 2012 with respect to the balance sheets of GlobeImmune, Inc. as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, redeemable, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boulder, Colorado

September 4, 2012